UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Invesco Ltd.
(Name of Issuer)

Common Shares, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, MA 01111 Attention: Michael O'Connor (800) 767-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G491BT108	13D	Page 2
1	NAMES OF REPORTING PERSONS
Massachusetts Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,369,908

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,387,016

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,387,016

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No. G491BT108	13D	Page 3
1	NAMES OF REPORTING PERSONS
MassMutual Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,332,319

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,349,427

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,349,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G491BT108	13D	Page 4
1	NAMES OF REPORTING PERSONS
MM Asset Management Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,332,319

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,332,319

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,332,319

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 3, 2019, as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2020 (as amended, the “Schedule 13D”), relating to the common shares, par value $0.20 per share (the “Common Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Annex A hereto is incorporated by reference in this amended Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 1 to Schedule 13D, the 5,769,278 additional Common Shares reported herein were purchased for an aggregate purchase price of approximately $105,134,593 (excluding commissions). The source of funds for such purchases were from the working capital of MM Asset Management.  In connection with the acquisitions described in this Schedule 13D, the Reporting Persons have evaluated and will continue to evaluate the possibility of acquiring additional securities of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2 and 3 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b).  Calculations of the percentage of Common Shares beneficially owned is based on 455,025,440 Common Shares outstanding as of March 31, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 29, 2022.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, MM Asset Management directly owns 81,332,319 Common Shares.  MassMutual Holding is the sole owner of MM Asset Management.  MassMutual is the sole owner of MassMutual Holding.

As of the date hereof, MassMutual may also be deemed to beneficially own an additional 54,697 Common Shares consisting of: (a) 17,108 Common Shares held in advisory accounts over which a wholly-owned subsidiary of MassMutual Holding may be deemed to have dispositive power and (b) an aggregate of 37,589 Common Shares held by funds registered under the Investment Company Act of 1940 that are sub-advised by non-affiliated sub-advisers that MassMutual may be deemed to have beneficial ownership over due to an ability to terminate such sub-advisory agreements within 60 days.  None of the Reporting Persons has any pecuniary interest in such 54,697 Common Shares as such term is used for purposes of Section 16 of the Exchange Act (as defined below).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by MM Asset Management to the extent it directly holds the Issuer securities reported herein). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) The following open market purchases of Common Shares were effected by MM Asset Management Holding LLC during the past 60 days:

Purchase Date	Number of Shares Purchased	Weighted Avg. Price Per Share (Excluding Commissions)	Price Range of Open Market Purchases
			Low Price	High Price
6/13/2022	827,590	$16.0783	$15.82	$16.60
6/14/2022	827,590	$16.2069	$16.08	$16.37

Except as described in this Schedule 13D, as of the date hereof, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days other than those set forth on Schedule I attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

	By:	/s/ Jaime Genua
	Name:	Jaime Genua
	Title:	Assistant Secretary

MASSMUTUAL HOLDING LLC

	By:	/s/ Jaime Genua
	Name:	Jaime Genua
	Title:	Assistant Secretary

MM ASSET MANAGEMENT HOLDING LLC

	By:	/s/ Jaime Genua
	Name:	Jaime Genua
	Title:	Assistant Secretary

Annex A

The following sets forth the name and principal occupation of each of the officers and directors of MassMutual.

Officers:	Country of Citizenship:
Roger W. Crandall, Chairman, President and Chief Executive Officer	United States of America
Susan M. Cicco, Head of Human Resources and Employee Experience	United States of America
M. Timothy Corbett, Chief Investment Officer	United States of America
Michael R. Fanning, Head of MassMutual U.S.	United States of America
Pia D. Flanagan, Head of Operations, CEO Action for Racial Equity	United States of America
Geoffrey Craddock, Chief Risk Officer	United States of America & United Kingdom
Michael O'Connor, General Counsel	United States of America
Sears Merritt, Head of Enterprise Technology and Experience	United States of America & Ireland
Elizabeth A. Ward, Chief Financial Officer	United States of America
Eddie Ahmed, Head of MassMutual International LLC	Australia

Board of Directors:	Country of Citizenship:
Roger W. Crandall	United States of America
H. Todd Stitzer	United States of America & United Kingdom
Mark T. Bertolini	United States of America
Kathleen A. Corbet	United States of America
James H. DeGraffenreidt, Jr.	United States of America
Isabella D. Goren	United States of America (through naturalization)
Jeffrey M. Leiden, M.D., Ph.D.	United States of America
Laura J. Sen	United States of America
William T. Spitz	United States of America
Michelle K. Lee	United States of America
Bernard A. Harris, Jr., MD, MBA, FACP	United States of America

SCHEDULE I

60-Day Transaction History

During the prior 60 days, the following transactions in Common Shares were effected in the open market in advisory accounts over which a wholly-owned subsidiary of MassMutual Holding may be deemed to have dispositive power:

Trade Date	Transaction Type	Quantity	Price
04/18/2022	Sell	-42	$ 21.15
04/18/2022	Sell	-42	$ 21.15
04/18/2022	Buy	54	$ 21.15
04/18/2022	Sell	-22	$ 20.90
04/18/2022	Buy	213	$ 20.91
04/19/2022	Buy	6	$ 21.61
04/19/2022	Sell	-288	$ 21.60
04/19/2022	Buy	159	$ 21.59
04/19/2022	Buy	222	$ 21.59
04/19/2022	Buy	61	$ 21.59
04/19/2022	Buy	261	$ 21.59
04/19/2022	Buy	189	$ 21.59
04/19/2022	Buy	238	$ 21.59
04/19/2022	Buy	24	$ 21.59
04/19/2022	Buy	180	$ 21.59
04/19/2022	Buy	305	$ 21.59
04/19/2022	Buy	165	$ 21.59
04/19/2022	Buy	262	$ 21.59
04/19/2022	Buy	229	$ 21.59
04/19/2022	Buy	145	$ 21.59
04/19/2022	Buy	56	$ 21.59
04/19/2022	Buy	77	$ 21.59
04/19/2022	Buy	132	$ 21.59
04/19/2022	Buy	75	$ 21.59
04/19/2022	Buy	105	$ 21.59
04/19/2022	Buy	88	$ 21.59
04/19/2022	Buy	14	$ 21.52
04/19/2022	Buy	123	$ 21.59
04/19/2022	Buy	404	$ 21.59
04/19/2022	Buy	37	$ 21.59
04/19/2022	Buy	54	$ 21.59
04/19/2022	Buy	132	$ 21.59
04/19/2022	Buy	109	$ 21.59
04/19/2022	Buy	141	$ 21.59
04/19/2022	Buy	62	$ 21.59
04/19/2022	Buy	60	$ 21.59
04/20/2022	Sell	-304	$ 22.00
04/20/2022	Buy	429	$ 21.97
04/20/2022	Buy	20	$ 21.80
04/21/2022	Sell	-28	$ 21.52

04/21/2022	Buy	350	$ 21.46
04/21/2022	Buy	-350	$ 21.46
04/21/2022	Buy	350	$ 21.46
04/21/2022	Sell	-28	$ 21.81
04/22/2022	Buy	8	$ 20.78
04/25/2022	Sell	-65	$ 20.81
04/25/2022	Buy	1	$ 20.80
04/25/2022	Sell	-24	$ 20.72
04/25/2022	Buy	11	$ 20.06
04/26/2022	Sell	-350	$ 19.04
04/26/2022	Buy	24	$ 19.11
04/26/2022	Buy	14	$ 19.04
04/27/2022	Sell	-10	$ 18.74
04/27/2022	Sell	-10	$ 18.74
04/27/2022	Sell	-43	$ 18.74
04/27/2022	Buy	56	$ 18.75
04/27/2022	Buy	19	$ 19.01
04/28/2022	Sell	-27	$ 18.76
04/28/2022	Buy	23	$ 19.46
04/29/2022	Sell	-49	$ 18.70
04/29/2022	Sell	-112	$ 18.70
04/29/2022	Sell	-68	$ 18.70
04/29/2022	Sell	-121	$ 18.70
04/29/2022	Sell	-45	$ 18.70
04/29/2022	Sell	-9	$ 18.54
05/02/2022	Sell	-32	$ 18.51
05/02/2022	Sell	-36	$ 18.51
05/02/2022	Sell	-20	$ 18.51
05/02/2022	Sell	-238	$ 18.51
05/02/2022	Sell	-300	$ 18.51
05/02/2022	Sell	-1	$ 18.51
05/02/2022	Sell	-14	$ 18.51
05/02/2022	Sell	-1	$ 18.51
05/02/2022	Sell	-33	$ 18.51
05/02/2022	Sell	-31	$ 18.51
05/02/2022	Sell	-23	$ 18.51
05/02/2022	Sell	-21	$ 18.51
05/02/2022	Sell	-32	$ 18.51
05/02/2022	Sell	-35	$ 18.51
05/02/2022	Buy	6	$ 18.37
05/02/2022	Sell	-32	$ 18.51
05/02/2022	Buy	76	$ 18.68
05/02/2022	Buy	28	$ 18.68
05/02/2022	Buy	28	$ 18.68
05/02/2022	Buy	131	$ 18.68
05/02/2022	Buy	15	$ 18.72
05/03/2022	Sell	-104	$ 19.22
05/03/2022	Buy	21	$ 19.43

05/04/2022	Buy	17	$ 19.19
05/04/2022	Sell	-43	$ 19.24
05/04/2022	Buy	6	$ 19.57
05/04/2022	Buy	63	$ 19.05
05/04/2022	Buy	149	$ 19.17
05/05/2022	Buy	57	$ 18.80
05/05/2022	Buy	50	$ 18.72
05/05/2022	Buy	33	$ 18.72
05/05/2022	Buy	5	$ 18.80
05/05/2022	Buy	28	$ 18.98
05/05/2022	Buy	95	$ 19.21
05/06/2022	Sell	-343	$ 18.61
05/09/2022	Sell	-231	$ 17.87
05/09/2022	Sell	-19	$ 17.87
05/09/2022	Buy	76	$ 17.87
05/09/2022	Buy	82	$ 17.87
05/09/2022	Buy	20	$ 17.87
05/09/2022	Buy	9	$ 17.87
05/09/2022	Buy	43	$ 17.87
05/12/2022	Buy	4	$ 17.08
05/12/2022	Buy	14	$ 17.09
05/12/2022	Sell	-56	$ 17.10
05/12/2022	Buy	18	$ 17.09
05/13/2022	Buy	23	$ 17.74
05/13/2022	Buy	95	$ 17.88
05/13/2022	Sell	-162	$ 17.74
05/13/2022	Buy	17	$ 17.78
05/13/2022	Buy	19	$ 17.78
05/16/2022	Sell	-174	$ 17.71
05/16/2022	Buy	38	$ 17.72
05/16/2022	Buy	19	$ 17.72
05/16/2022	Sell	-10	$ 17.71
05/16/2022	Buy	312	$ 17.72
05/16/2022	Sell	-10	$ 17.71
05/16/2022	Buy	4	$ 17.71
05/17/2022	Sell	-163	$ 18.16
05/17/2022	Buy	15	$ 18.61
05/18/2022	Buy	18	$ 17.98
05/19/2022	Buy	95	$ 18.14
05/19/2022	Buy	12	$ 17.97
05/19/2022	Sell	-222	$ 18.11
05/19/2022	Sell	-318	$ 18.11
05/19/2022	Sell	-238	$ 18.11
05/19/2022	Sell	-180	$ 18.11
05/19/2022	Sell	-305	$ 18.11
05/19/2022	Sell	-165	$ 18.11
05/19/2022	Sell	-262	$ 18.11
05/19/2022	Sell	-145	$ 18.11

05/19/2022	Sell	-213	$ 18.11
05/19/2022	Sell	-83	$ 18.11
05/19/2022	Sell	-132	$ 18.11
05/19/2022	Sell	-105	$ 18.11
05/19/2022	Sell	-88	$ 18.11
05/19/2022	Sell	-123	$ 18.11
05/19/2022	Sell	-70	$ 18.11
05/19/2022	Sell	-109	$ 18.11
05/19/2022	Sell	-141	$ 18.11
05/19/2022	Sell	-98	$ 18.11
05/19/2022	Sell	-103	$ 18.11
05/19/2022	Sell	-58	$ 18.11
05/19/2022	Buy	270	$ 18.12
05/20/2022	Buy	15	$ 18.10
05/23/2022	Buy	6	$ 19.04
05/23/2022	Buy	17	$ 18.82
05/23/2022	Buy	27	$ 18.82
05/24/2022	Buy	21	$ 18.20
05/24/2022	Sell	-9	$ 18.32
05/24/2022	Buy	7	$ 18.32
05/24/2022	Buy	42	$ 18.28
05/26/2022	Buy	20	$ 19.22
05/26/2022	Buy	1	$ 19.13
05/26/2022	Buy	78	$ 19.19
05/26/2022	Buy	5	$ 19.26
05/27/2022	Buy	34	$ 19.41
05/31/2022	Buy	11	$ 19.35
05/31/2022	Buy	33	$ 19.37
05/31/2022	Buy	53	$ 19.37
05/31/2022	Sell	-11	$ 19.37
05/31/2022	Sell	-2	$ 19.37
06/01/2022	Sell	-42	$ 19.16
06/02/2022	Sell	-15	$ 18.89
06/02/2022	Sell	-3	$ 18.89
06/02/2022	Buy	10	$ 18.93
06/02/2022	Buy	2	$ 19.12
06/02/2022	Buy	25	$ 18.91
06/03/2022	Sell	-274	$ 18.86
06/03/2022	Sell	-4	$ 18.72
06/03/2022	Buy	11	$ 18.84
06/03/2022	Buy	16	$ 18.89
06/03/2022	Buy	185	$ 18.73
06/06/2022	Buy	33	$ 18.95
06/07/2022	Buy	32	$ 18.88
06/07/2022	Sell	-11	$ 18.84
06/08/2022	Buy	1273	$ 18.70
06/09/2022	Buy	3	$ 18.17
06/09/2022	Buy	253	$ 18.19

06/09/2022	Sell	-270	$ 18.33
06/10/2022	Buy	12	$ 17.50
06/10/2022	Buy	39	$ 17.55
06/10/2022	Buy	74	$ 17.56
06/13/2022	Buy	13	$ 16.08
06/13/2022	Buy	69	$ 15.96
06/13/2022	Buy	80	$ 16.18
06/13/2022	Buy	12	$ 16.09
06/14/2022	Sell	-2	$ 16.11
06/14/2022	Buy	69	$ 16.15
06/14/2022	Sell	-25	$ 16.26
06/14/2022	Sell	-19	$ 16.26
06/14/2022	Sell	-11	$ 16.26

The following transactions were effected in the open market during the past 60 days by funds registered under the Investment Company Act of 1940 that are sub-advised by non-affiliated sub-advisers of MassMutual and which such sub-advisory agreement may be terminated by MassMutual within 60 days:

Trade Date	Transaction Type	Quantity	Price
6/8/2022	Sell	1,493	$18.78